EXHIBIT 12.1

Noble Energy, Inc.
Calculation of Ratio of Earnings to Fixed Charges

		Year Ended December 31,
	2008	2007	2006	2005	2004
	(in millions)
Income from continuing operations before income tax and income from equity investees	$1,887	$1,157	$957	$878	$435
Add (deduct)
Fixed charges	109	134	134	99	63
Interest capitalized	(33)	(17)	(13)	(9)	(8)
Distributed income from equity investees	221	227	37	60	57
Earnings as defined	$2,184	$1,501	$1,115	$1,028	$547

Net interest expense	69	113	117	87	$54
Interest capitalized	33	17	13	9	8
Interest portion of rental expense	7	4	4	3	1
Fixed charges as defined	$109	$134	$134	$99	$63

Ratio of earnings to fixed charges	20.0	11.2	8.3	10.4	8.7